Exhibit B

AMENDMENT NO. 1 TO THE

STOCK PURCHASE AGREEMENT

This Amendment No. 1 (this “Amendment”), dated as of November 19, 2021 (the “Effective Date”), to that certain Stock Purchase Agreement, dated October 6, 2021 (the “Purchase Agreement”), by and between AFV Partners SPV-7 LLC, a Delaware limited liability company (“Purchaser”), and DD Global Holdings Limited, an exempted company organized with limited liability in the Cayman Islands (“Seller”). All capitalized terms used but not defined herein shall have the meanings given such terms in the Purchase Agreement.

WHEREAS, pursuant to Section 9.5 of the Purchase Agreement, Purchaser and Seller wish to amend certain provisions to the Purchase Agreement as set forth below.

NOW, THEREFORE, the Purchase Agreement is hereby amended as follows:

1.	Recital B of the Purchase Agreement is hereby amended in its entirety and replaced with the following:

B. Seller desires to sell to Purchaser, and Purchaser desires to purchase from Seller, 35,273,268 Shares (the “Purchased Shares”), pursuant to the terms and conditions set forth in this Agreement.

2.	Section 2.2 of the Purchase Agreement is hereby amended in its entirety and replaced with the following:

2.2  Purchase Price. The aggregate purchase price to be paid to Seller by Purchaser for all of the Purchased Shares shall be equal to an amount in cash equal to $230,263,000 (such aggregate amount, the “Purchase Price”). On or prior to the Closing Date, Purchaser shall pay to Seller by bank wire transfer of immediately available funds to the account designated in writing by Seller an amount in cash equal to the Purchase Price.

All issues and questions concerning the construction, validity, enforcement and interpretation of this Amendment will be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to any choice of law or conflict of law rules or provisions that would cause the application hereto of the Laws of any jurisdiction other than the State of Delaware. Any action, claim, suit or other legal proceeding relating to this Amendment shall be brought exclusively in the state or federal courts located in the State of Delaware (or any appellate courts therefrom). The parties expressly waive any objection based on personal jurisdiction, venue or forum non convenience. This Amendment is effective immediately. Except as amended hereby, the Purchase Agreement shall remain in full force and effect. In the event of any inconsistency or conflict between this Amendment and the Purchase Agreement, the terms and provisions contained in this Amendment shall supersede, govern and control. Descriptive headings are for convenience only and shall not control or affect the meaning or construction of any provision of this Amendment. This Amendment may be executed and delivered by facsimile or email transmission of a portable document format (.pdf) copy and any number of counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one and the same instrument.

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IN WITNESS WHEREOF, the undersigned have executed this Amendment No. 1 to the Purchase Agreement effective as of the Effective Date.

SELLER

DD GLOBAL HOLDINGS LIMITED

By:	/s/ Li Pak Tam
Name:	Li Pak Tam
Title:	Director

PURCHASER

AFV PARTNERS SPV-7 LLC

By:	/s/ Anthony Aquila
Name:	Anthony Aquila
Title:	Manager